UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Country Style Cooking Restaurant Chain Co., Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

22238M109
(CUSIP Number)

Hong Li

Xingqiang Zhang

Regal Fair Holdings Limited

c/o Country Style Cooking Restaurant Chain Co., Ltd.

No. 19 Yunshan South Road, Yubei District,

Chongqing, The People’s Republic of China

Phone:+86-23-8866-8866

Sky Success Venture Holdings Limited

Zhiyun Peng

Jinjing Hong

Liping Deng

Zhiyong Hong

c/o Sky Success Venture Holdings Limited

13F, No. 609 Yunling East Road, Putuo District,
Shanghai, The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.
Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central
Hong Kong
Phone: +852 3740-4700

December 17, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*              This Amendment No. 1 to statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on behalf of each of Ms. Hong Li, Mr. Xingqiang Zhang, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited, and Messrs. Zhiyun Peng, Jinjing Hong, Liping Deng and Zhiyong Hong with the Securities and Exchange Commission (the “SEC”) on August 24, 2015 (the “Original Schedule 13D,” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share, of Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands.

Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specified herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22238M109	Page	2	of	15	Pages

1	NAMES OF REPORTING PERSONS Hong Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,000 ordinary shares
	8	SHARED VOTING POWER 44,522,148 ordinary shares
	9	SOLE DISPOSITIVE POWER 109,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 44,522,148 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,732,148 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.40%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	3	of	15	Pages

1	NAMES OF REPORTING PERSONS Xingqiang Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,000 ordinary shares
	8	SHARED VOTING POWER 44,522,148 ordinary shares
	9	SOLE DISPOSITIVE POWER 101,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 44,522,148 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,732,148 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	4	of	15	Pages

1	NAMES OF REPORTING PERSONS Regal Fair Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,522,148 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,522,148 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,522,148 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	22238M109	Page	5	of	15	Pages

1	NAMES OF REPORTING PERSONS Sky Success Venture Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	22238M109	Page	6	of	15	Pages

1	NAMES OF REPORTING PERSONS Zhiyun Peng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,856 ordinary shares
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 30,856 ordinary shares
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,415,400 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	7	of	15	Pages

1	NAMES OF REPORTING PERSONS Jinjing Hong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	8	of	15	Pages

1	NAMES OF REPORTING PERSONS Liping Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	9	of	15	Pages

1	NAMES OF REPORTING PERSONS Zhiyong Hong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 278,000 ordinary shares
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 278,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,662,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	10	of	15	Pages

Item 1. Security and Issuer.

This Amendment No. 1 relates to the ordinary shares, par value $0.001 per share (the “Shares”, and each, a “Share”), of Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) whose principal executive offices are located at No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.

American depositary shares (the “ADSs”, and each, an “ADS”), each representing four Shares of the Company, are listed on the New York Stock Exchange under the symbol “CCSC.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger (as defined below). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is presented herein as Exhibit D and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$5.23 in cash per ADS (each representing four Shares) or US$1.3075 in cash per Share, approximately US$44 million will be expended in acquiring approximately 34 million outstanding Shares (calculated based on the number of Shares outstanding as of December 15, 2015 and excluding the number of the Shares issuable upon the exercise or vesting of awards granted under the Company’s incentive share plans) owned by shareholders of the Company other than the Reporting Persons) in connection with the Merger. Pursuant to the Debt Commitment Letter (as defined below), the Merger will be financed with debt financing from the Financing Bank (as defined below).

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On December 17, 2015, (i) Country Style Cooking Restaurant Chain Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) that was formed by the Reporting Persons as a transaction vehicle for the Merger, (ii) Country Style Cooking Restaurant Chain Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company, entered into a merger agreement (the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$1.3075 per Share, or US$5.23 per ADS.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP No.	22238M109	Page	11	of	15	Pages

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Reporting Persons, and its ADSs will no longer be listed on the New York Stock Exchange.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd. (together, the “Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Parent, pursuant to which each of the Rollover Shareholders agreed that, in connection with the consummation of the transactions contemplated by the Merger Agreement, he, she or it agrees to the cancellation of a certain number of Shares (including Shares represented by ADSs) beneficially owned by such Rollover Shareholder (the “Owned Shares”) and the Shares issuable upon the vesting and acceleration of the restricted shares granted by the Company under its share incentive plan and all amendments and modifications thereto (the “Share Awards”, and together with the Owned Shares, the “Rollover Shares”) for no consideration at the effective time of the Merger and to subscribe, or cause his, her or its affiliate to subscribe, for a corresponding number of newly issued ordinary shares of Parent in accordance with the terms of the Rollover Agreement. The Rollover Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Mr. Tim T. Gong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd. (together, the “Voting Shareholders”) also entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Voting Shareholders undertook to vote or cause to be voted (including by proxy or written resolution, if applicable) all of its Securities (as defined in the Voting Agreement) for authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and against, among other matters, any competing transaction, at any meeting of the Company’s shareholders or in connection with any written resolution of the Company’s shareholders. Also pursuant to the Voting Agreement, each Voting Shareholder appointed Parent, and any designee of Parent, as its proxy and attorney-in-fact, with full power of substitution, to vote or cause to be voted (including by proxy or written resolution, if applicable) its Securities in accordance with the foregoing. Each Voting Shareholder further agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, or otherwise dispose of any Securities. The obligations under the Voting Agreement terminate upon the earlier to occur of (a) the closing of the Merger or (b) the date of termination of the Merger Agreement.

Debt Commitment Letter

Concurrently with the execution of the Merger Agreement, China Merchants Bank Co., Ltd., New York Branch (the “Financing Bank”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent and Merger Sub, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$50 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

CUSIP No.	22238M109	Page	12	of	15	Pages

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investment One, Ltd. (together, the “Guarantors”) entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Guarantors guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual due and punctual payment, performance and discharge of its respective percentage as set forth opposite to its name in Annex A thereto (for each such Guarantor, the “Guaranteed Percentage”) of the obligations of Parent or Merger Sub, to pay the Company (a) the Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.06(b) of the Merger Agreement (the “Parent Fee Obligations”) and (b) the costs, expenses and interests payable pursuant to Section 6.14(c) and Section 8.06(c) of the Merger Agreement (the “Expense Obligations,” and together with the Parent Fee Obligations, the “Guaranteed Obligations”) as and when due. In addition, the Guarantors agree to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Company in connection with enforcement of its rights thereunder pursuant to Section 1(b) of the Limited Guarantee. A Guarantor’s liability under the Limited Guarantee shall not exceed an amount equal to its Guaranteed Percentage of (i) the Parent Fee Obligations, plus (ii) the Expense Obligations, minus (iii) any portion of the Guaranteed Obligations actually paid by Parent or Merger Sub in accordance with the terms thereof and under the Merger Agreement.

The Limited Guarantee will terminate as of the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms (other than a termination of the Merger Agreement for which a Parent Termination Fee is, in accordance with Section 8.06(b) of the Merger Agreement, due and owing by Parent (a “Qualifying Termination”)), and (iii) the date following ninety (90) days from the date of a Qualifying Termination if the Company has not presented a written claim for payment of the Guaranteed Obligation to any Guarantor by such date.

The descriptions of the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee, which have been filed as Exhibits D, E, F, G and H, respectively, and are incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer.

Paragraphs 3, 4 and 5 of the Original Schedule 13D are hereby amended and supplemented as follows:

The 44,732,148 Ordinary Shares beneficially owned by Ms. Li comprise (i) 44,522,148 Ordinary Shares beneficially owned by Regal Fair, a British Virgin Islands company jointly owned and controlled by Ms. Li and Mr. Zhang, (ii) 86,500 Ordinary Shares represented by ADSs held by Ms. Li, (iii) 22,500 vested restricted shares held by Ms. Li, (iv) 78,500 Ordinary Shares, represented by ADSs, held by Mr. Zhang and (v) 22,500 vested restricted shares held by Mr. Zhang. Ms. Li and Mr. Zhang are wife and husband, and as such, each of them may be deemed to beneficially own Ordinary Shares held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

The 44,732,148 Ordinary Shares beneficially owned by Mr. Zhang comprise (i) 44,522,148 Ordinary Shares beneficially owned by Regal Fair, a British Virgin Islands company jointly owned and controlled by Ms. Li and Mr. Zhang, (ii) 78,500 Ordinary Shares, represented by ADSs, held by Mr. Zhang, (iii) 22,500 vested restricted shares held by Mr. Zhang. (iv) 86,500 Ordinary Shares represented by ADSs held by Ms. Li and (v) 22,500 vested restricted shares held by Ms. Li. Ms. Li and Mr. Zhang are wife and husband, and as such, each of them may be deemed to beneficially own Ordinary Shares held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

CUSIP No.	22238M109	Page	13	of	15	Pages

The 17,415,400 Ordinary Shares beneficially owned by Mr. Peng comprise (i) 17,384,544 Ordinary Shares including 11,106,692 Ordinary Shares represented by ADSs, which are beneficially owned by Sky Success, a British Virgin Islands company jointly owned and controlled by Mr. Peng, Mr. Jinjing Hong, Mr. Deng and Mr. Zhiyong Hong and (ii) 30,856 Ordinary Shares, represented by ADSs, held by Mr. Peng. The number in (ii) reflected the net number of Ordinary Shares Mr. Peng received after the vesting of all of the restricted shares he held and subsequent to the selling of a certain number of Ordinary Shares for the payment of applicable PRC taxes connected to such vesting.

The following paragraph shall be added after Paragraph 5 of the Original Schedule 13D:

The 17,662,544 Ordinary Shares beneficially owned by Mr. Zhiyong Hong comprise (i) 17,384,544 Ordinary Shares, including 11,106,692 Ordinary Shares represented by ADSs, which are beneficially owned by Sky Success, a British Virgin Islands company jointly owned and controlled by Mr. Peng, Mr. Jinjing Hong, Mr. Deng and Mr. Zhiyong Hong and (ii) 278,000 Ordinary Shares, represented by ADSs, held by Mr. Hong.

Paragraph 6 of Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 107,932,572 Ordinary Shares outstanding as of December 15, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee under Item 4 is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated August 24, 2015, by and between Ms. Hong Li, Mr. Xingqiang Zhang, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited, and Messrs. Zhiyun Peng, Jinjing Hong, Liping Deng and Zhiyong Hong.

B*	Proposal Letter dated August 14, 2015 from Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited, to the board of directors of the Country Style Cooking Restaurant Chain Co., Ltd..

C*	Consortium Agreement, dated August 24, 2015, by and between Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited.

CUSIP No.	22238M109	Page	14	of	15	Pages

D	Agreement and Plan of Merger, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Country Style Cooking Restaurant Chain Merger Company Limited and Country Style Cooking Restaurant Chain Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 18, 2015).

E	Rollover Agreement, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd.

F	Voting Agreement, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Mr. Tim T. Gong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd.

G	Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Country Style Cooking Restaurant Chain Holding Limited and Country Style Cooking Restaurant Chain Merger Company Limited, dated as of December 17, 2015.

H	Limited Guarantee by Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd., in favor of Country Style Cooking Restaurant Chain Co., Ltd., dated as of December 17, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 18, 2015).

*Filed with the Original Schedule 13D.

CUSIP No.	22238M109	Page	15	of	15	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

/s/ Hong Li
Hong Li

/s/ Xinqiang Zhang
Xinqiang Zhang

Regal Fair Holdings Limited

	By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Sky Success Venture Holdings Limited

	By:	/s/ Zhiyun Peng
	Name:	Zhiyun Peng
	Title:	Director

/s/ Zhiyun Peng
Zhiyun Peng

/s/ Jinjing Hong
Jinjing Hong

/s/Liping Deng
Liping Deng

/s/Zhiyong Hong
Zhiyong Hong

Exhibit E

Execution Version

ROLLOVER AGREEMENT

This ROLLOVER AGREEMENT (this “Agreement”) is entered into as of December 17, 2015 by and among Country Style Cooking Restaurant Chain Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and certain shareholders of Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent, Country Style Cooking Restaurant Chain Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Rollover Shareholder is the registered holder and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of the number of (a) ordinary shares, par value US$0.001 per share, of the Company (the “Shares”), including Shares represented by ADSs, each representing four Shares (collectively, the “Owned Shares”) and (b) Company Restricted Shares (the “Share Awards”), as set forth in the columns titled “Owned Shares” and “Company Restricted Shares” as applicable, opposite such Rollover Shareholder’s name on Schedule A hereto;

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Merger, each of the Rollover Shareholders agrees:

(a) to the cancellation of his, her or its Owned Shares and the Shares issuable upon the vesting and acceleration of the Share Awards for no Merger Consideration (such cancelled Shares collectively, the “Rollover Shares”), and

(b) to subscribe for, or to cause any of his, her or its Affiliates to subscribe for, the number of newly issued ordinary shares of Parent (the “Parent Shares”) immediately prior to the Closing in the amount set forth in the column titled “Parent Shares” opposite such Rollover Shareholder’s name on Schedule B hereto in accordance with the terms of this Agreement;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholders are entering into this Agreement; and

WHEREAS, the Rollover Shareholders acknowledge that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholders set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Parent and the Rollover Shareholders hereby agree as follows:

Section 1.            Cancellation of Rollover Shares. Subject to the terms and conditions set forth herein, each Rollover Shareholder agrees that the Rollover Shares held by him, her or it shall be cancelled at the Effective Time for nil consideration.

Section 2.            Subscription of Parent Shares. Immediately prior to the Closing, Parent shall issue to each Rollover Shareholder, and such Rollover Shareholder (or, if designated by such Rollover Shareholder in writing, an Affiliate of such Rollover Shareholder) shall subscribe for, the number of Parent Shares as set forth opposite such Rollover Shareholder’s name on Schedule A hereto. Each Rollover Shareholder hereby acknowledges and agrees that such Rollover Shareholder shall have no right to any Merger Consideration in respect of its Rollover Shares.

Section 3.             Closing. Subject to the satisfaction in full (or waiver) of all of the conditions set forth in Sections 7.01 and 7.02 of the Merger Agreement (other than conditions that by their nature are to be satisfied or waived, as applicable, at the Closing), the closing of the subscription and issuance of Parent Shares contemplated in Section 2 of this Agreement shall take place immediately prior to the Closing.

Section 4.             Deposit of Rollover Shares. No later than three (3) Business Days prior to the Closing, the Rollover Shareholders and any agent of the Rollover Shareholders holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Parent all certificates representing Rollover Shares in such Persons’ possession, for disposition in accordance with the terms of this Agreement; such certificates and documents shall be held by Parent or any agent authorized by Parent until the Closing.

Section 5.             Irrevocable Election; Restrictions on Transfers.

(a)               The execution of this Agreement by the Rollover Shareholders evidences, subject to Section 8 and the proviso in Section 10(l), the irrevocable election and agreement by the Rollover Shareholders to subscribe for Parent Shares and agree to the cancellation of their respective Owned Shares and Share Awards on the terms and conditions set forth herein. In furtherance of the foregoing, each Rollover Shareholder covenants and agrees, severally and not jointly, that from the date hereof until any termination of this Agreement pursuant to Section 8, such Rollover Shareholder shall not, directly or indirectly, (i) tender any equity securities of the Company into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of, any Owned Shares, Share Awards or other equity securities of the Company or any right, title or interest thereto or therein (including by operation of law) including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any equity securities of the Company and (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Owned Shares, Share Awards or other equity securities of the Company and/or (y) grants a third party the right to vote or direct the voting of such Owned Shares, Share Awards or other equity securities of the Company (any such transaction, a “Derivative Transaction”), (iii) deposit Owned Shares or any equity securities of the Company into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than that certain Voting Agreement of even date herewith by and among Parent and certain shareholders of the Company party thereto (the “Voting Agreement”)) with respect to any Owned Shares or other equity securities of the Company, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under this Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv). Any purported Transfer in violation of this paragraph shall be void.

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(b)               Each Rollover Shareholder covenants and agrees, severally and not jointly, that such Rollover Shareholder shall promptly (and in any event within twenty-four (24) hours) notify Parent of any new Shares with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by such Rollover Shareholder, including, without limitation, by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company, if any, after the date hereof. Any such Shares shall automatically become subject to the terms of this Agreement, and Schedule A hereto shall be deemed amended accordingly.

Section 6.            Representations and Warranties of the Rollover Shareholders. To induce Parent to accept the Rollover Shares and issue the Parent Shares, each Rollover Shareholder makes the following representations and warranties, severally and not jointly, to Parent, each and all of which shall be true and correct as of the date of this Agreement and as of the Closing:

(a)               Ownership of Shares. (i) Such Rollover Shareholder (A) is and, immediately prior to the Closing will be, the beneficial owner of, and has and will have good and valid title to, the Owned Shares and Share Awards set forth opposite its name in Schedule A hereto, free and clear of Liens other than as created by this Agreement and the Voting Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by such Rollover Shareholder) voting power, power of disposition, and power to demand dissenter’s rights (if applicable), in each case with respect to all of such securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities laws, laws of the Cayman Islands, laws of the British Virgin Islands, laws of the People’s Republic of China and the terms of this Agreement and the Voting Agreement; (ii) such Rollover Shareholder’s Owned Shares and Share Awards are not subject to any voting trust agreement or other Contract to which such Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of such Rollover Shareholder’s Owned Shares and Share Awards other than this Agreement and the Voting Agreement; and (iii) such Rollover Shareholder has not Transferred any of such Rollover Shareholder’s Owned Shares and Share Awards pursuant to any Derivative Transaction. As of the date hereof, other than as set forth on Schedule A hereto, such Rollover Shareholder does not own, beneficially or of record, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities). Such Rollover Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any of such Rollover Shareholder’s Owned Shares or Share Awards, except as contemplated by this Agreement or the Voting Agreement.

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(b)               Organization, Standing and Authority. Each such Rollover Shareholder has full legal right, power, capacity and authority to execute and deliver this Agreement, to perform such Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Rollover Shareholder. Assuming due authorization, execution and delivery by Parent, this Agreement constitutes a legal, valid and binding obligation of such Rollover Shareholder, enforceable against such Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Rollover Shareholder is married, and any of such Rollover Shareholder’s Owned Shares and Share Awards constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Rollover Shareholder’s spouse and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Rollover Shareholder’s spouse, enforceable against such Rollover Shareholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)               Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Rollover Shareholder for the execution, delivery and performance of this Agreement by such Rollover Shareholder or the performance by such Rollover Shareholder of the actions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Rollover Shareholder nor the performance by such Rollover Shareholder of the actions contemplated hereby, nor compliance by such Rollover Shareholder with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of any such Rollover Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of such Rollover Shareholder pursuant to any Contract to which such Rollover Shareholder is a party or by which such Rollover Shareholder or any property or asset of such Rollover Shareholder is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Rollover Shareholder or any of such Rollover Shareholder’s properties or assets.

(d)               Litigation. There is no Action pending against any such Rollover Shareholder or, to the knowledge of such Rollover Shareholder, any other Person or, to the knowledge of such Rollover Shareholder, threatened against any such Rollover Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by such Rollover Shareholder of his, her or its obligations under this Agreement.

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(e)               Reliance. Such Rollover Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Rollover Shareholder’s execution, delivery and performance of this Agreement.

(f)                Receipt of Information. Such Rollover Shareholder acknowledges that such Rollover Shareholder has been advised to discuss with his, her or its own counsel the meaning and legal consequences of such Rollover Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.

Section 7.            Representations and Warranties of Parent. Parent represents and warrants to each Rollover Shareholder that:

(a)               Organization, Standing and Authority. Parent is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Rollover Shareholders subject to the proviso in Section 10(l), constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)               Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act and laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent pursuant to, any Contract to which Parent is a party or by which such Parent or any property or asset of Parent is bound or affected, (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of Parent’s properties or assets.

(c)               Issuance of Parent Shares. At and immediately after the Closing, the authorized capital stock of Parent shall consist of 500,000,000 ordinary shares, of which, at and immediately after the Closing, 73,403,076 ordinary shares shall be issued and outstanding and owned of record as set forth on Schedule B hereto. At and immediately after the Closing, there shall be (i) no options, warrants, or other rights to acquire share capital of Parent, (ii) no outstanding securities exchangeable for or convertible into share capital of Parent, and (iii) no outstanding rights to acquire or obligations to issue any such options, warrants, rights or securities. The Parent Shares will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of all Liens, preemptive rights, rights of first refusal, subscription and similar rights (other than those arising under any agreements entered into at the Closing by all of the Rollover Shareholders) when issued.

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Section 8.            Termination. This Agreement, and the agreement of the Rollover Shareholders to the cancellation of the Rollover Shares, will terminate immediately upon the valid termination of the Merger Agreement in accordance with its terms; provided, that this Section 8 and Section 10 shall survive the termination of this Agreement. Nothing in this Section 8 shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement.

Section 9.            Further Assurances. Each Rollover Shareholder hereby covenants that, from time to time, such Rollover Shareholder will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to cancel all of the Rollover Shares in accordance with the terms of this Agreement.

Section 10.           Miscellaneous.

(a)               Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (i) upon receipt if delivered personally, or if by email or facsimile, upon confirmation of receipt by email or facsimile, (ii) one Business Day after being sent by express courier service, or (iii) three Business Days after being sent by registered or certified mail, return receipt requested. All notices hereunder shall be delivered to the addresses set forth on the signature pages hereto under each party’s name, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(b)               Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.

(c)               Entire Agreement. This Agreement, the Merger Agreement, the Voting Agreement and other documents and instruments and other agreements as contemplated by or referred to herein and therein embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(d)               Specific Performance. Each Rollover Shareholder acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement of such Rollover Shareholder in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to Parent and Merger Sub, Parent and Merger Sub will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each Rollover Shareholder agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by Parent and Merger Sub shall not preclude the simultaneous or later exercise of any other such right, power or remedy by Parent.

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(e)               Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Rollover Shareholders, Parent, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

(f)               Governing Law. This Agreement and the schedules hereto shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law principles that would cause the application of the laws of any other jurisdiction.

(g)               Dispute Resolution; Jurisdiction; Enforcement. All actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such action, such action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action in the manner provided in Section 10(a) hereof or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 10(g), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable law, any claim that (A) the action in such court is brought in an inconvenient forum, (B) the venue of such action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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(h)               Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10(h).

(i)               No Third-Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement.

(j)               Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent may assign this Agreement (in whole but not in part) in connection with a permitted assignment of the Merger Agreement by Parent, as applicable. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns and, in the case of each Rollover Shareholder, his, her or its estate, heirs, beneficiaries, personal representatives and executors.

(k)               No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that he, she or it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

(l)               Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties; provided, however, that if any of the Rollover Shareholders fails for any reason to execute, or perform his, her or its obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

Country Style Cooking Restaurant Chain Holding Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Address: 16th Floor, C1 Building, Chongqing Headquarters City District C, No. 780 Jingwei Avenue, Yuzhong Disctrict, Chongqing, the People’s Republic of China

[Signature Page To Rollover Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

ROLLOVER SHAREHOLDERS

Hong Li

/s/ Hong Li
Address: 16th Floor, C1 Building, Chongqing Headquarters City District C, No. 780 Jingwei Avenue, Yuzhong Disctrict, Chongqing, the People’s Republic of China

Xingqiang Zhang

/s/ Xingqiang Zhang

Address: 16th Floor, C1 Building, Chongqing Headquarters City District C, No. 780 Jingwei Avenue, Yuzhong Disctrict, Chongqing, the People’s Republic of China

Regal Fair Holdings Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Address: 16th Floor, C1 Building, Chongqing Headquarters City District C, No. 780 Jingwei Avenue, Yuzhong Disctrict, Chongqing, the People’s Republic of China

[Signature Page To Rollover Agreement]

Zhiyun Peng

/s/ Zhiyun Peng

c/o Sky Success Venture Holdings Limited, 13/F, No. 609 Yunling East Road, Putuo District, Shanghai, the People’s Republic of China

Zhiyong Hong

/s/ Zhiyong Hong

c/o Sky Success Venture Holdings Limited, 13/F, No. 609 Yunling East Road, Putuo District, Shanghai, the People’s Republic of China

Sky Success Venture Holdings Limited

By:	/s/ Zhiyun Peng
Name: Zhiyun Peng
Title: Director

c/o Sky Success Venture Holdings Limited, 13/F, No. 609 Yunling East Road, Putuo District, Shanghai, the People’s Republic of China

[Signature Page To Rollover Agreement]

SIG China Investments One, Ltd.

By:	SIG Asia Investment LLLP,
As authorized agent
By:	Heights Capital Management, Inc.,
As authorized agent

By:	/s/ Michael L. Spolan
	Name:	Michael L. Spolan
	Title:	General Counsel
Heights Capital Management, Inc.
As authorized agent

Address: c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

[Signature Page To Rollover Agreement]

Schedule A

Rollover Shares

Shareholder	Owned Shares		Company Restricted Shares
Hong Li	86,500	*	22,500
Xingqiang Zhang	78,500	*	22,500
Zhiyun Peng	20,000	*	20,000
Zhiyong Hong	278,000	*	-
Regal Fair Holdings Limited	44,522,148		-
Sky Success Venture Holdings Limited	17,384,544	**	-
SIG China Investments One, Ltd.	12,000,000		-

*Number of ordinary shares held in the form of ADSs.

**11,106,692 ordinary shares are held in the form of ADSs.

 A-1

Schedule B

Parent Shares At and Immediately After the Closing

Parent Shares	Shareholders *
109,000	Ms. Hong Li
101,000	Mr. Xingqiang Zhang
44,522,148	Regal Fair Holdings Limited
17,702,544	Sky Success Venture Holdings Limited
12,000,000	SIG China Investments One, Ltd.

*Any individual or entity shareholder named herein may, at his/her/its sole discretion, name any affiliate(s) to take his/her/its place as direct record holders of Parent Shares at and immediately after the Closing.

 B-1

Exhibit F

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of December 17, 2015 by and among Country Style Cooking Restaurant Chain Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and the shareholders of Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) listed on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Parent, Country Style Cooking Restaurant Chain Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of (a) certain ordinary shares, par value US$0.001 per share, of the Company (the “Shares”) (including Shares represented by ADSs, each representing four Shares) as set forth in the column titled “Owned Shares” opposite such Shareholder’s name on Schedule A hereto (the “Owned Shares”) and (b) Company Restricted Shares as set forth in the column titled “Company Restricted Shares” opposite such Shareholder’s name on Schedule A hereto (the “Share Awards”) (such Owned Shares and Share Awards, together with any other Shares acquired (whether beneficially or of record) by the Shareholder after the date hereof and prior to the earlier of the Effective Time and the termination of all of the Shareholder’s obligations under this Agreement, including any Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any Company options or warrants or the conversion of any convertible securities or the vesting of any Company Restricted Shares or otherwise, being collectively referred to herein as the “Securities”);

WHEREAS, Parent and certain of the Shareholders have, concurrently with the execution of this Agreement, entered into a Rollover Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Rollover Agreement”), which provides, among other things, for the cancellation of certain Securities beneficially owned by such Shareholders for no Merger Consideration and subscription of newly issued ordinary shares of Parent immediately prior to the Closing;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Shareholders are entering into this Agreement; and

WHEREAS, the Shareholders acknowledge that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Shareholders set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article I

VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1           Voting. From and after the date hereof until the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms therein and (iii) the occurrence of a Change in the Company Recommendation (such earliest time, the “Expiration Time”), each Shareholder irrevocably and unconditionally hereby agrees that at the Shareholders’ Meeting or other annual or extraordinary general meeting of the shareholders of the Company, however called, at which any of the matters described in paragraphs (a) – (f) hereof is to be considered (and any adjournment or postponement thereof), or in connection with any written resolution of the Company’s shareholders, such Shareholder shall (x) cause his, her or its representative(s) to appear at such meeting or otherwise cause his, her or its Securities to be counted as present thereat for purposes of determining whether a quorum is present and (y) vote or cause to be voted (including by proxy or written resolution, if applicable) all of such Shareholder’s Securities:

(a)          for authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement,

(b)          against any Competing Transaction or any other transaction, proposal, agreement or action made in opposition to authorization and approval of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement,

(c)          against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement or the performance by such Shareholder of his, her or its obligations under this Agreement, including, without limitation: (i) any extraordinary corporate transaction, such as a scheme of arrangement, merger, consolidation or other business combination involving the Company or any of its Subsidiaries (other than the Merger); (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (iii) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are serving as directors of the Company on the date of this Agreement or as may be otherwise provided in the Merger Agreement; (iv) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s memorandum or articles of association, except if approved in writing by Parent; or (v) any other action that would require the consent of Parent pursuant to the Merger Agreement, except if approved in writing by Parent,

(d)          against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Shareholder contained in this Agreement,

(e)          in favor of any adjournment or postponement of the Shareholders’ Meeting as may be reasonably requested or approved in writing by Parent, and

(f)          in favor of any other matter necessary to effect the transactions contemplated by the Merger Agreement.

Section 1.2           Grant of Irrevocable Proxy; Appointment of Proxy.

(a)          Each Shareholder hereby irrevocably appoints Parent and any designee thereof as his, her or its proxy and attorney-in-fact (with full power of substitution), prior to the Expiration Time, to vote or cause to be voted (including by proxy or written resolution, if applicable) the Securities in accordance with Section 1.1 above at the Shareholders’ Meeting or other annual or special meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, at which any of the matters described in Section 1.1 above is to be considered. Each Shareholder represents that all proxies, powers of attorney, instructions or other requests given by such Shareholder prior to the execution of this Agreement in respect of the voting of such Shareholder’s Securities, if any, are not irrevocable and each Shareholder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Shareholder’s Securities. Each Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

(b)          Each Shareholder affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Each Shareholder further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 1.2, is intended to be irrevocable prior to the Expiration Time. If for any reason the proxy granted herein is not irrevocable, then each Shareholder agrees to vote such Shareholder’s Securities in accordance with Section 1.1 above prior to the Expiration Time. The parties agree that the foregoing is a voting agreement.

Section 1.3           Restrictions on Transfers. Except as provided for in the Rollover Agreement or pursuant to the Merger Agreement, each Shareholder hereby agrees that, from the date hereof until the Expiration Time, such Shareholder shall not, directly or indirectly, (a) sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities and (i) has, or would reasonably be expected to have, the effect of reducing or limiting such Shareholder’s economic interest in such Securities and/or (ii) grants a third party the right to vote or direct the voting of such Securities (any such transaction, a “Derivative Transaction”), (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, (d) knowingly take any action that would make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Shareholder from performing any of his, her or its obligations under this Agreement, or (e) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b) (c) or (d). For purposes of clarification only, any pledge by any Shareholder for the securing of Debt Financing should not be prohibited by anything in this Agreement.

Article II

NO SOLICITATION

Section 2.1           Restricted Activities. Prior to the Expiration Time, each Shareholder, solely in his, her or its capacity as a shareholder of the Company, shall not, and shall cause such Shareholder’s officers, directors, employees, agents, advisors and other representatives (in each case, acting in their capacity as such to such Shareholder (the “Shareholder’s Representatives”)) not to, directly or indirectly: (a) initiate, solicit, propose, encourage or knowingly facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, a Competing Transaction or offer that would reasonably be expected to lead to a Competing Transaction, (b) engage, continue or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions) with any Person relating to, an actual or proposed Competing Transaction or offer that would reasonably be expected to lead to a Competing Transaction, or otherwise knowingly facilitate any effort or attempt to make or implement a Competing Transaction or offer that would reasonably be expected to lead to a Competing Transaction, (c) to the extent not required by applicable law, grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes, or otherwise knowingly facilitate any effort or attempt by any Person to make a Competing Transaction, (d) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Competing Transaction or offer that would reasonably be expected to lead to a Competing Transaction, or (e) resolve or propose or agree to do any of the foregoing.

Section 2.2           Notification. Each Shareholder, solely in his, her or its capacity as a shareholder of the Company, shall and shall cause such Shareholder’s Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may have been conducted heretofore with respect to a Competing Transaction. From and after the date hereof until the Expiration Time, each Shareholder shall promptly advise each of Parent and the Company in writing of (a) any Competing Transaction, (b) any request such Shareholder receives in his, her or its capacity as a shareholder of the Company for non-public information relating to the Company, any of its Subsidiaries or the Merger, and (c) any inquiry or request for discussion or negotiation such Shareholder receives in his, her or its capacity as a shareholder of the Company regarding a Competing Transaction, including in each case the identity of the Person making any such Competing Transaction or indication or inquiry and the terms of any such Competing Transaction or indication or inquiry (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements). Each Shareholder, in his, her or its capacity as a shareholder of the Company, shall keep Parent reasonably informed on a reasonably current basis of the status and terms (including any material changes to the terms thereof) of any such Competing Transaction or indication or inquiry (including, if applicable, any revised copies of written requests, proposals and offers) and the status of any such discussions or negotiations to the extent known by such Shareholder. This Section 2.2 shall not apply to any Competing Transaction received by the Company. Each Shareholder’s receipt, in his, her or its capacity as a shareholder of the Company, of any Competing Transaction shall not relieve such Shareholder from any of his, her or its obligations hereunder.

Section 2.3           Capacity. Notwithstanding anything to the contrary in this Agreement, (i) each Shareholder is entering into this Agreement, and agreeing to become bound hereby, solely in his, her or its capacity as a beneficial owner of the Securities owned by such Shareholder and not in any other capacity (including without limitation any capacity as a director or officer of the Company) and (ii) nothing in this Agreement shall obligate such Shareholder to take, or forbear from taking, as a director or officer of the Company, any action which is inconsistent with his, her or its fiduciary duties under the applicable Laws.

Article III

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF THE SHAREHOLDERS

Section 3.1           Representations and Warranties. Each Shareholder, severally and not jointly, represents and warrants to Parent as of the date hereof and as of the Closing:

(a)          such Shareholder has full legal right, power, capacity and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to perform the actions contemplated hereby;

(b)          this Agreement has been duly executed and delivered by such Shareholder and the execution, delivery and performance of this Agreement by such Shareholder and the performance of the actions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize this Agreement or to perform the actions contemplated hereby;

(c)          assuming due authorization, execution and delivery by Parent, this Agreement constitutes a legal, valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d)          (i) such Shareholder (A) is and, immediately prior to the Closing, will be the beneficial owner of, and has and will have good and valid title to, the Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with affiliates controlled by such Shareholder) voting power, power of disposition, and power to demand dissenter’s rights (if applicable), in each case with respect to all of the Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities laws, laws of the Cayman Islands, laws of the British Virgin Islands, laws of the People’s Republic of China and the terms of this Agreement; (ii) the Securities are not subject to any voting trust agreement or other Contract to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Securities other than this Agreement and the Rollover Agreement, as applicable; (iii) such Shareholder has not Transferred any Securities pursuant to any Derivative Transaction; (iv) as of the date hereof, other than as set forth on Schedule A hereto, such Shareholder does not own, beneficially or of record, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities); and (v) such Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Securities, except as contemplated by this Agreement;

(e)          except for the applicable requirements of the Exchange Act, neither the execution, delivery or performance of this Agreement by such Shareholder nor the performance by such Shareholder of the actions contemplated hereby, nor compliance by such Shareholder with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of any such Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of such Shareholder pursuant to any Contract to which such Shareholder is a party or by which such Shareholder or any property or asset of such Shareholder is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of such Shareholder’s properties or assets;

(f)          there is no Action pending against any such Shareholder or, to the knowledge of such Shareholder, any other Person or, to the knowledge of such Shareholder, threatened against any such Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by such Shareholder of his, her or its obligations under this Agreement;

(g)          such Shareholder acknowledges that such Shareholder has been advised to discuss with his, her or its own counsel the meaning and legal consequences of such Shareholder’s representations and warranties in this Agreement and the actions contemplated hereby; and

(h)          each Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

Section 3.2           Covenants. Each Shareholder hereby:

(a)          agrees, prior to the Expiration Time, not to knowingly take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by such Shareholder of his, her or its obligations under this Agreement;

(b)          irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Shareholder may have with respect to such Shareholder’s Securities (including without limitation any rights under Section 238 of the CICL) prior to the Expiration Time;

(c)          agrees to permit the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in accordance therewith), such Shareholder’s identity and beneficial ownership of Shares and Company Share Awards or other equity securities of the Company and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement and the Rollover Agreement, as applicable;

(d)          agrees and covenants, severally and not jointly, that such Shareholder shall promptly (and in any event within twenty-four (24) hours) notify Parent and the Company of any new Shares with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by such Shareholder, including, without limitation, by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof (any such Shares shall automatically become subject to the terms of this Agreement, and Schedule A hereto shall be deemed amended accordingly); and

(e)          agrees further that, upon request of Parent, such Shareholder shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions of this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Section 4.1           Representations and Warranties. Parent hereby represents and warrants to each Shareholder as follows: (a) this Agreement has been duly and validly authorized by Parent’s board of directors, (b) this Agreement has been duly executed and delivered by a duly authorized officer or other representative of Parent, and (c) assuming this Agreement constitutes a valid and binding agreement of the Shareholders, this Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, and (d) the execution and delivery of this Agreement by Parent does not, and the performance of the actions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or agreement binding upon Parent, nor require any authorization, consent or approval of, or filing with, any Governmental Authority, except for filings with the SEC.

Article V

TERMINATION

This Agreement, and the obligations of the Shareholders hereunder (including, without limitation, Section 1.2 hereof), shall terminate and be of no further force or effect immediately upon the earlier to occur of (a) the Closing and (b) the date of termination of the Merger Agreement in accordance with its terms. Notwithstanding the preceding sentence, this Article V and Article VI shall survive any termination of this Agreement. Nothing in this Article V shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement.

Article VI

MISCELLANEOUS

Section 6.1           Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (a) upon receipt if delivered personally, or if by email or facsimile, upon confirmation of receipt by email or facsimile, (b) one Business Day after being sent by express courier service, or (c) three Business Days after being sent by registered or certified mail, return receipt requested. All notices hereunder shall be delivered to the address set forth on the signature pages hereto under each party’s name, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

Section 6.2           Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.

Section 6.3           Entire Agreement. This Agreement, the Merger Agreement, the Rollover Agreement and other documents and instruments and other agreements as contemplated by or referred to herein and therein together embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

Section 6.4           Specific Performance. Each Shareholder acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement of such Shareholder in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to Parent, Merger Sub, and the Company, Parent, Merger Sub, and the Company will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each Shareholder agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by Parent, Merger Sub or the Company shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such entity.

Section 6.5           Amendments; Waivers. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Shareholders, Parent, and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto or the Company in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 6.6           Governing Law. This Agreement and the schedules hereto shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law principles that would cause the application of the laws of any other jurisdiction.

Section 6.7           Dispute Resolution; Jurisdiction; Enforcement. All actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such action, such action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action in the manner provided in Section 6.1 hereof or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 6.7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable law, any claim that (A) the action in such court is brought in an inconvenient forum, (B) the venue of such action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.8           Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE ACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND PERFORM THE ACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 6.8.

Section 6.9           Third Party Beneficiaries. The Company is an intended third party beneficiary of this Agreement, with full rights of enforcement of this Agreement against the Shareholders. Other than as set forth in the preceding sentence, there are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement.

Section 6.10         Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and the Company, except that Parent may assign this Agreement (in whole but not in part) in connection with a permitted assignment of the Merger Agreement by Parent, as applicable. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns and, in the case of each Shareholder, his, her or its estate, heirs, beneficiaries, personal representatives and executors. Parent shall cause Merger Sub, and any assignee thereof, to perform its obligations under this Agreement and shall be responsible for any failure of Merger Sub or such assignee to comply with provision of this Agreement applicable to Merger Sub.

Section 6.11         No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that he, she or it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 6.12         Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties; provided, however, that if any of the Shareholders fails for any reason to execute, or perform their obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

[Signature Pages to follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

Country Style Cooking Restaurant Chain Holding Limited

By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Address: 16th Floor, C1 Building, Chongqing Headquarters City District C, No. 780 Jingwei Avenue, Yuzhong Disctrict, Chongqing, the People’s Republic of China

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SHAREHOLDERS

Hong Li

/s/ Hong Li

Address: 16th Floor, C1 Building, Chongqing Headquarters City District C, No. 780 Jingwei Avenue, Yuzhong Disctrict, Chongqing, the People’s Republic of China

Xingqiang Zhang

/s/ Xingqiang Zhang

Address: 16th Floor, C1 Building, Chongqing Headquarters City District C, No. 780 Jingwei Avenue, Yuzhong Disctrict, Chongqing, the People’s Republic of China

Regal Fair Holdings Limited

By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Address: P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands

[Signature Page to Voting Agreement]

Zhiyun Peng
/s/ Zhiyun Peng

Address:
c/o Sky Success Venture Holdings Limited,
13F, No. 609 Yunling East Road,
Putuo District, Shanghai
People's Republic of China

Zhiyong Hong

/s/ Zhiyong Hong

Address:
c/o Sky Success Venture Holdings Limited,
13/F, No. 609 Yunling East Road, Putuo District, Shanghai, People’s Republic of China

Sky Success Venture Holdings Limited

By:	/s/ Zhiyun Peng
Name: Zhiyun Peng
Title: Director

Address:
c/o Sky Success Venture Holdings Limited,
13/F, No. 609 Yunling East Road, Putuo District, Shanghai, People’s Republic of China

[Signature Page to Voting Agreement]

Tim T. Gong

/s/ Tim T. Gong

Address: c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

SIG China Investments One, Ltd.

By:	SIG Asia Investment LLLP,
As authorized agent
By:	Heights Capital Management, Inc.,
As authorized agent

By:	/s/ Michael L. Spolan
	Name:	Michael L. Spolan
	Title:	General Counsel
Heights Capital Management, Inc.
As authorized agent

Address: c/o SIG Asia Investment, LLLP, 101 California Street Suite 3250, San Francisco, CA 94111, U.S.A.

Schedule A

Shareholder	Owned Shares		Company Restricted Shares
Hong Li	86,500	*	22,500
Xingqiang Zhang	78,500	*	22,500
Zhiyun Peng	20,000	*	20,000
Zhiyong Hong	278,000	*	-
Tim T. Gong	98,000	*	63,000
Regal Fair Holdings Limited	44,522,148		-
Sky Success Venture Holdings Limited	17,384,544	**	-
SIG China Investments One, Ltd.	12,000,000		-

*Number of ordinary shares held in the form of ADSs.

**11,106,692 ordinary shares are held in the form of ADSs.

A-1

Exhibit G

EXECUTION VERSION

CHINA MERCHANTS BANK CO., LTD.,

NEW YORK BRANCH

535 Madison Ave., 18th Floor

New York, NY 10022

CONFIDENTIAL

December 17, 2015

Country Style Cooking Restaurant Chain Holding Limited

Country Style Cooking Restaurant Chain Merger Company Limited

c/o Country Style Cooking Restaurant Chain Co., Ltd.

No. 19, Yushan South Road

Yubei District, Chongqing

People’s Republic of China

Attention: Vivian He

Project Charm Commitment Letter

Ladies and Gentlemen:

You have advised China Merchants Bank Co., Ltd., New York Branch (“CMB NY”, “we”, “us” or the “Commitment Party”) that Country Style Cooking Restaurant Chain Holding Limited, a Cayman Islands exempted company (the “Parent”), formed at the direction of and controlled by Ms. Hong Li and Mr. Xingqiang Zhang (together the “Sponsors”), intends to consummate through Country Style Cooking Restaurant Chain Merger Company Limited, a Cayman Islands exempted company (“Merger Sub” and together with Parent, “you”), the Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description and the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”). This commitment letter, the Transaction Description and the Term Sheet, are collectively referred to as the “Commitment Letter.”

1.          Commitments.

In connection with the Transactions, CMB NY is pleased to advise you of its commitment to provide 100% of the aggregate principal amount of the Term Facility, subject only to the satisfaction of the conditions set forth in Section 5 hereof, the section entitled “Conditions to the Borrowing” in Exhibit B hereto (limited on the Closing Date (as defined below) as indicated therein) and in Exhibit C hereto. The Commitment Party is referred to herein as the “Initial Lender”. “Closing Date” is the date on which the Acquisition has been consummated and the funding under the Term Facility has occurred.

2.          Titles and Roles.

It is agreed that (i) the Commitment Party will act as the off-shore collateral agent for the Term Facility, and (ii) China Merchants Bank Co., Ltd., Chongqing Branch (“CMB CQ”) will act as the on-shore collateral agent for the Term Facility. You agree that no arrangers, other agents or managers will be appointed, and no other titles will be awarded unless you and the Commitment Party shall so agree.

3.          Information.

You hereby represent and warrant that (a) all written information and written data (such information and data, other than (i) customary financial estimates, forecasts and other projections (the “Projections”) and forward looking statements and (ii) information of a general economic or industry specific nature, the “Information”) (in the case of Information regarding the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge), that has been or will be made available to the Commitment Party directly or indirectly by you, the Target or by any of your or their respective subsidiaries or representatives, in each case, on your or their behalf in connection with the transactions contemplated hereby, is or will be, when furnished and taken as a whole, correct in all material respects and does not or will not, when furnished and taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto provided to the Commitment Party from time to time) and (b) the Projections that have been or will be made available to the Commitment Party by you or by any of your subsidiaries or representatives, in each case, on your behalf in connection with the transactions contemplated hereby have been, or will be, prepared in good faith based upon assumptions that are believed by you to be reasonable at the time prepared and at the time the related Projections are so furnished to the Commitment Party; it being understood that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that, if at any time prior to the Closing Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and the Projections were being furnished, and such representations and warranties were being made, at such time, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries, will use your commercially reasonable efforts to) promptly supplement the Information and the Projections such that such representations and warranties are correct in all material respects under those circumstances (or, in the case of the Information relating to the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge, such representations and warranties are correct in all material respects under those circumstances). The accuracy of the foregoing representations shall not be a condition to our commitments hereunder or the funding of the Term Facility on the Closing Date. In arranging the Term Facility, the Commitment Party (i) will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof and (ii) assume no responsibility for the accuracy or completeness of the Information or the Projections.

4.          Fees.

As consideration for the commitments of the Initial Lender hereunder and for the agreement of the Commitment Party to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Fee Letter dated the date hereof and delivered herewith with respect to the Term Facility (the “Fee Letter”), if and to the extent payable in accordance with the terms thereof. Once paid, such fees shall not be refundable under any circumstances.

5.          Conditions.

The commitment of the Initial Lender hereunder to fund the Term Facility on the Closing Date and the agreement of the Commitment Party to perform the services described herein are subject solely to the satisfaction of the conditions set forth in the section entitled “Conditions to the Borrowing” in Exhibit B hereto (limited on the Closing Date as indicated therein) and in Exhibit C hereto, in each case subject to the applicable Limited Conditionality Provisions as defined below, and upon satisfaction (or waiver by the Commitment Party) of such conditions, the funding of the Term Facility shall occur.

Notwithstanding anything to the contrary in this Commitment Letter (including each of the exhibits attached hereto), the Fee Letter, the Term Facility Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability and funding of the Term Facility on the Closing Date shall be (a) such of the representations and warranties made by the Target, by the Target on behalf of its subsidiaries, or by its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or your affiliates) have the right (taking into account any applicable cure provisions) to terminate your (and/or its) obligations under the Acquisition Agreement or decline to consummate the Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Acquisition Agreement (to such extent, the “Specified Acquisition Agreement Representations”) and (b) the Specified Representations (as defined below), and (ii) the terms of the Term Facility Documentation shall be in a form such that they do not impair the availability or funding of the Term Facility on the Closing Date if the conditions set forth in the section entitled “Conditions to the Borrowing” in Exhibit B hereto (limited on the Closing Date as indicated therein) and in Exhibit C hereto are satisfied (or waived by the Commitment Party) (it being understood that (x) to the extent the effectiveness or perfection of any security interest in any Collateral is not or cannot be achieved on the Closing Date (other than the effectiveness of the cash pledge and the offshore share pledges set forth in Exhibit B hereto and delivery of certificated equities issued by entities other than Target and any of its subsidiaries), after your use of commercially reasonable efforts to do so, then the effectiveness or perfection of the security interest in such Collateral shall not constitute a condition precedent to the availability of the Term Facility on the Closing Date, but instead shall be required to be effected or delivered after the Closing Date pursuant to arrangements and timing to be mutually agreed by the Initial Lender and the Borrower acting reasonably, but no later than (1) five business days after the Closing Date with respect to the effectiveness of the onshore share pledges set forth on Exhibit B hereto and delivery of the certificated equity securities of subsidiaries of Target and (2) otherwise, 30 days after the Closing Date (in each case, or such longer period as may be agreed by the Initial Lender and the Borrower acting reasonably); provided that with respect to security interest in the Collateral that may be perfected by means of the filing or registration of a financing statement or the equivalent thereof under Cayman Islands, Hong Kong or British Virgin Islands laws, you shall have delivered, or caused to be delivered, on or prior to the Closing Date, such necessary financing statements or the equivalent thereof and to irrevocably authorize, and to cause the applicable Security Grantors to irrevocably authorize, the Collateral Agents to file such financing statements or equivalent thereof, and (y) without limitation of clause (x) above, with respect to security interests to be provided by the Target and any subsidiary of the Target that is required to provide security (other than the required deposits into the Cash Pledge Accounts which shall occur at least three days prior to the Closing Date and the pledge of the Cash Pledge Accounts which shall become effective on the Closing Date), if such security interests cannot be provided (including, for the avoidance of doubt, any evidence of authorization, opinions or customary closing certificates for such security providers) as a condition precedent solely because the directors or managers of the Target or such subsidiaries have not authorized such security interests and the election of new directors or managers to authorize such security has not taken place prior to the funding of the Term Facility (such security interests, “Duly Authorized Security”), such election shall take place and such Duly Authorized Security shall be provided within five business days of the Closing Date (or such longer period as may be agreed by the Initial Lender). For purposes hereof, “Specified Representations” means, the applicable representations and warranties applicable to the Guarantors, the Borrower (for the avoidance of doubt, excluding Target) and the Security Grantors (other than Target) to be set forth in the Term Facility Documentation relating to organizational existence; power and authority, due authorization, execution, delivery and enforceability, in each case, related to, the entering into, borrowing under, guaranteeing under, performance of, and granting of security interests in the Collateral pursuant to, the Term Facility Documentation, Federal Reserve margin regulations; Patriot Act; the use of the proceeds of the Term Facility not violating the Patriot Act, OFAC, FCPA or anti-money laundering laws; the Investment Company Act; the incurrence of the loans to be made under the Term Facility, and the granting of the security interests in the Collateral to secure the Term Facility, and the entering into of the Term Facility Documentation, do not conflict with the organizational documents, or material laws; and, subject to the proviso in clause (x) of the immediately preceding sentence, creation, validity and perfection of security interests in the Collateral. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions”.

6.          Indemnity.

To induce the Commitment Party to enter into this Commitment Letter and the Fee Letter and to proceed with the Term Facility Documentation, you agree (a) to indemnify and hold harmless the Commitment Party, the agents identified herein, their respective affiliates and the respective officers, directors, employees, agents, controlling persons, advisors and other representatives of each of the foregoing and their successors and permitted assigns (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented or invoiced out-of-pocket fees and expenses, joint or several, to which any such Indemnified Person may become subject to the extent arising out of or in connection with any actual or threatened claim, litigation, investigation or proceeding (including any inquiry or investigation) in connection with this Commitment Letter (including the Term Sheet), the Fee Letter, the Transactions or any related transaction contemplated hereby or thereby, the Term Facility or any use of the proceeds thereof (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates or creditors or any other third person, and to promptly reimburse after receipt of a written request, each such Indemnified Person for any reasonable and documented or invoiced out-of-pocket legal fees and expenses incurred in connection with investigating or defending any of the foregoing by one firm of counsel for all such Indemnified Persons, taken as a whole and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for such affected Indemnified Person) or other reasonable and documented or invoiced out-of-pocket fees and expenses incurred in connection with investigating, responding to, or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnified Person or any Related Indemnified Person (as defined below) (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach of the obligations of such Indemnified Person or any Related Indemnified Person under this Commitment Letter or the Fee Letter (as determined by a court of competent jurisdiction in a final and non-appealable decision), or (iii) any Proceeding solely between or among Indemnified Persons not arising from any act or omission by you or any of your affiliates; provided that the agents identified herein to the extent fulfilling their roles as an agent under the Term Facility and in their capacities as such, shall remain indemnified in such Proceedings to the extent that none of the exceptions set forth in any of clauses (i) or (ii) of the immediately preceding proviso applies to such person at such time, and (b) to the extent the Closing Date occurs, to reimburse the Commitment Party from time to time, upon presentation of a summary statement, for all reasonable and documented or invoiced out-of-pocket expenses (including but not limited to travel expenses and reasonable fees, disbursements and other charges of one firm of counsel to the Commitment Party and the agents identified in the Term Sheet (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnified Person), and, if necessary, of a single firm of local counsel to the Commitment Party in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) and of such other counsel retained with your prior written consent (not to be unreasonably withheld or delayed)), in each case incurred in connection with the Term Facility and the preparation, negotiation and enforcement of this Commitment Letter, the Fee Letter, the Term Facility Documentation and any security arrangements in connection therewith (collectively, the “Expenses”); provided that notwithstanding the foregoing, only one inventory appraisal and one field exam in each relevant jurisdiction shall be included in the definition of Expenses. The foregoing provisions in this paragraph shall be superseded, in each case, to the extent covered thereby by the applicable provisions contained in the Term Facility Documentation upon execution thereof and thereafter shall have no further force and effect. You acknowledge that the Indemnified Persons may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

Notwithstanding any other provision of this Commitment Letter, (i) no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent that such damages have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any Related Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) and (ii) none of you (or any of your subsidiaries), the Target (or any of its subsidiaries) or any Indemnified Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Fee Letter, the Transactions (including the Term Facility and the use of proceeds thereunder), or with respect to any activities related to the Term Facility, including the preparation of this Commitment Letter, the Fee Letter and the Term Facility Documentation; provided that nothing in this paragraph shall limit your indemnity and reimbursement obligations to the extent that such indirect, special, punitive or consequential damages are included in any claim by a third party with respect to which the applicable Indemnified Person is entitled to indemnification under the first paragraph of this Section 6.

You shall not be liable for any settlement of any Proceeding effected without your written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction against one or more Indemnified Persons in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and reasonable and documented legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions of this Section 6.

“Related Indemnified Person” of an Indemnified Person means (1) any controlling person or any controlled affiliate of such Indemnified Person, (2) the respective directors, officers, or employees of such Indemnified Person or any of its controlling persons or any of its controlled affiliates and (3) the respective agents, advisors and representatives of such Indemnified Person or any of its controlling persons or any of its controlled affiliates, in the case of this clause (3), acting at the instructions of such Indemnified Person, controlling person or such controlled affiliate (it being understood and agreed that any agent, advisor or representative of such Indemnified Person or any of its controlling persons or any of its controlled affiliates engaged to represent or otherwise advise such Indemnified Person, controlling person or controlled affiliate in connection with the Transactions shall be deemed to be acting at the instruction of such person).

7.          Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities.

You acknowledge that the Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other persons in respect of which you, the Target and your and their respective subsidiaries and affiliates may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Party and its affiliates will not use confidential information obtained from you, the Target or any of your or its subsidiaries or affiliates by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you, the Target or any of your or its subsidiaries or affiliates in connection with the performance by them or their affiliates of services for other persons, and the Commitment Party and its affiliates will not furnish any such information to other persons, except to the extent permitted below. You also acknowledge that the Commitment Party and its affiliates do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, the Target or any of your or its subsidiaries or affiliates confidential information obtained by them from other persons.

You further acknowledge that the Commitment Party and its affiliates may be engaged, either directly or through their affiliates, in various activities, including securities trading, commodities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, the Commitment Party and its affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you (and your affiliates), the Target, the Target’s customers or competitors and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. The Commitment Party and its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you (and your affiliates), the Borrower, the Target or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities or other trading with any thereof.

The Commitment Party and its affiliates may have economic interests that conflict with those of the Target, you and the Borrower and your and their respective subsidiaries and affiliates and are under no obligation to disclose any conflicting interest to you, the Target and the Borrower and your and their respective subsidiaries and affiliates. You agree that the Commitment Party will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Party and its affiliates, on the one hand, and you, the Borrower and the Target, your and their respective equity holders or your and their respective subsidiaries and affiliates, on the other hand. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Party and its affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction the Commitment Party and its applicable affiliates (as the case may be) is acting solely as a principal and not as agents or fiduciaries of you, the Borrower, the Target, your and their respective management, equity holders, creditors, subsidiaries, affiliates or any other person, (iii) the Commitment Party and its applicable affiliates (as the case may be) have not assumed any advisory or fiduciary responsibility or any other obligation in favor of you, the Target, the Borrower or your or their respective affiliates with respect to the financing transactions contemplated hereby, the exercise of the remedies with respect thereto or the process leading thereto (irrespective of whether the Commitment Party or any of its affiliates has advised or is currently advising you, the Borrower, or the Target or any of your or their respective affiliates on other matters), and the Commitment Party has no obligation to you, the Target, the Borrower or your or their respective affiliates with respect to the transactions contemplated hereby except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (iv) the Commitment Party and its affiliates have not provided any legal, accounting, regulatory or tax advice and you have consulted your own legal and financial advisors to the extent you deemed appropriate.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that the Commitment Party or its affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary, agency or similar duty to you or your affiliates, in connection with such transactions or the process leading thereto.

Furthermore, without limiting any provision set forth herein, you waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

8.          Confidentiality.

You agree that you will not disclose, directly or indirectly, the Fee Letter or the contents thereof or, prior to your acceptance hereof, this Commitment Letter, the Term Sheet, the other exhibits and attachments hereto or the contents of each thereof, or the activities of the Commitment Party pursuant hereto or thereto, to any person or entity without the prior written approval of the Commitment Party (such approval not to be unreasonably withheld, delayed or conditioned), except (a) to your and your affiliates’ officers, directors, employees, agents, attorneys, accountants, advisors, controlling persons and equity holders and to actual and potential co-investors who are informed of the confidential nature thereof, on a confidential and need-to-know basis, (b) if the Commitment Party consents in writing to such proposed disclosure, or (c) pursuant to an order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case you agree, to the extent practicable and not prohibited by applicable law, rule or regulation, to inform us promptly thereof prior to disclosure); provided that (i) you may disclose this Commitment Letter (but not the Fee Letter or the contents thereof, except as provided in clause (iv) below), and the contents hereof to the Target, its subsidiaries and its officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (ii) you may disclose the Commitment Letter and its contents (including the Term Sheet and other exhibits and attachments hereto) (but not the Fee Letter or the contents thereof) in connection with any public or regulatory filing requirement relating to the Transactions, (iii) you may disclose the aggregate fee amount contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Term Facility or in any public or regulatory filing requirement relating to the Transactions (and only to the extent aggregated with all other fees and expenses of the Transactions and not presented as an individual line item unless required by applicable law, rule or regulation), (iv) if the fee amounts payable pursuant to the Fee Letter and such other portions as mutually agreed have been redacted in a manner reasonably agreed by us (including the portions thereof addressing fees payable to the Commitment Party and/or the Lenders), you may disclose the Fee Letter and the contents thereof to the Target, its subsidiaries and its officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (v) you may disclose this Commitment Letter and the information contained herein and the Fee Letter in connection with the exercise by you of any remedies or enforcement of any rights hereunder in any suit, action or proceeding brought by you against us relating to this Commitment Letter, the Fee Letter or the transactions contemplated thereby, and (vi) you may disclose this Commitment Letter and its contents (but not the Fee Letter or the contents thereof) to the extent that such information becomes publicly available other than by reason of improper disclosure by you in violation of any confidentiality obligations hereunder.

The Commitment Party and its affiliates will use all non-public information provided to any of them or such affiliates by or on behalf of you hereunder or in connection with the Acquisition and the related Transactions solely for the purpose of providing the services which are the subject of this Commitment Letter and negotiating, evaluating and consummating the transactions contemplated hereby and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge, such information; provided that nothing herein shall prevent the Commitment Party and its affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process based on the reasonable advice of counsel (in which case the Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or regulatory (including self-regulatory) authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction, or purporting to have jurisdiction over, the Commitment Party or any of its affiliates (in which case the Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or regulatory (including self-regulatory) authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by the Commitment Party or any of its Related Parties (as defined below) in violation of any confidentiality obligations owing to you, the Target or any of your or their respective subsidiaries, (d) to the extent that such information is or was received by the Commitment Party or any of its Related Parties from a third party that is not, to the Commitment Party’s knowledge, subject to contractual or fiduciary confidentiality obligations owing to you, the Target or any of your or their respective subsidiaries, (e) to the extent that such information is independently developed by the Commitment Party or any of its Related Parties without the use of any confidential information, (f) to the Commitment Party’s affiliates and to its and their respective directors, officers, employees, legal counsel, independent auditors, professionals and other experts or agents who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and who are subject to customary confidentiality obligations and who have been advised of their obligation to keep information of this type confidential (such related persons described in this clause (f), collectively, the “Related Parties”), (g) to potential or prospective Lenders, participants or assignees, (h) for purposes of establishing a “due diligence” defense, (i) to the extent you consent in writing to any specific disclosure, (j) to the extent such information was already in the Commitment Party’s possession prior to any duty or other understanding of confidentiality entered into in connection with the Transactions; provided that for purposes of clause (g) above, the disclosure of any such information to any Lenders, participants or assignees or prospective Lenders, participants or assignees referred to above shall be made subject to the acknowledgment and acceptance by such Lender, participant or assignee or prospective Lender, participant or assignee that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Party, including, without limitation, as agreed in any marketing materials) in accordance with customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of recipient to access such information. In the event that the Term Facility is funded, the Commitment Party’s and its affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded (except as otherwise specified herein) by the confidentiality provisions in the Term Facility Documentation upon the funding thereunder to the extent that such provisions are binding on the Commitment Party .

The confidentiality provisions set forth in this Section 8 shall survive the termination of this Commitment Letter and (other than your obligations with respect to the Fee Letter) shall expire and shall be of no further effect after the second anniversary of the date hereof.

9.          Miscellaneous.

This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto (such consent not to be unreasonably withheld, conditioned or delayed) (and any attempted assignment without such consent shall be null and void). This Commitment Letter and the commitments hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons) and do not and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons to the extent expressly set forth herein). The Commitment Party reserves the right to employ the services of its respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates or branches certain fees payable to the Commitment Party in such manner as the Commitment Party and its affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of, the Commitment Party hereunder; provided that subject to the satisfaction of the conditions set forth in the section entitled “Conditions to the Borrowing” in Exhibit B and Exhibit C hereto (subject to the Limited Conditionality Provisions), (x) the Commitment Party shall not be relieved, released or novated from its obligations hereunder (including its obligation to fund its commitment in respect of the Term Facility on the Closing Date) until after the funding of the Commitment Party’s commitment in respect of the Term Facility on the Closing Date has occurred and (y) the Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitment in respect of the Term Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until after the funding of the Commitment Party’s commitment in respect of the Term Facility on the Closing Date has occurred. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Commitment Party and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (including the exhibits hereto), together with the Fee Letter, (i) are the only agreements that have been entered into among the parties hereto with respect to the Term Facility and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Term Facility and sets forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER, OR RELATED TO, THIS COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

Each of the parties hereto agrees that (i) this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Term Facility Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitments hereunder are subject to conditions precedent expressly set forth in Section 5 herein, including the execution and delivery of the definitive documentation for the Term Facility as provided in this Commitment Letter, and (ii) the Fee Letter is a binding and enforceable agreement with respect to the subject matter contained therein.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”) or other applicable laws, we and each of the Lenders may be required to obtain, verify and record information that identifies the Borrower, the Guarantors and their respective affiliates, which information may include their names, addresses, tax identification numbers and other information that will allow us and the Lenders to identify the Borrower and the Guarantors in accordance with the PATRIOT Act and the other applicable laws. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for us and the Lenders.

The indemnification, compensation, reimbursement, jurisdiction, governing law, venue, waiver of jury trial and confidentiality provisions contained herein and in the Fee Letter and the provisions of Section 7 of this Commitment Letter shall remain in full force and effect regardless of whether the Term Facility Documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the Initial Lender’s commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to the confidentiality of the Fee Letter and the contents thereof) shall automatically terminate and be superseded by the provisions of the Term Facility Documentation upon the funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Initial Lender’s commitments with respect to the Term Facility (or any portion thereof) at any time subject to the provisions of the preceding sentence and the Fee Letter.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Commitment Party (or their legal counsel) on behalf of the Commitment Party, executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on December 17, 2015. The Initial Lender’s commitments and the obligations of the Commitment Party hereunder will expire at such time in the event that the Commitment Party (or their legal counsel) has not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to us this Commitment Letter and the Fee Letter at or prior to such time, we agree to hold our commitment to provide the Term Facility and our other undertakings in connection therewith available for you until the earliest of (i) after execution of the Acquisition Agreement and prior to the consummation of the Transactions, the termination of the Acquisition Agreement by you in a signed writing in accordance with its terms (or your written confirmation or public announcement thereof), (ii) the consummation of the Acquisition without the funding of the Term Facility and (iii) 11:59 p.m., New York City time, on the date that is five business days after the Termination Date (or other similar term as defined in the Acquisition Agreement as of the date hereof, as such date may be extended pursuant to the terms of the Acquisition Agreement) (such earliest time, the “Expiration Date”). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitments of the Commitment Party hereunder and the agreement of the Commitment Party to provide the services described herein shall automatically terminate unless the Commitment Party shall, in its sole discretion, agree to an extension in writing.

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

CHINA MERCHANTS BANK CO., LTD.,
NEW YORK BRANCH

By:	/s/ Jian (Kevin) Ding
Name: Jian (Kevin) Ding
Title: Head of China Group
Corporate Banking

By:	/s/ Xuejun (Andrew) Mao
Name: Xuejun (Andrew) Mao
Title: Deputy General Manager

Accepted and agreed to as of the date first above written:

Country Style Cooking Restaurant Chain Holding Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Country Style Cooking Restaurant Chain Merger Company Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

EXHIBIT A

Project Charm
Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the other Exhibits to the Commitment Letter (the “Commitment Letter”) to which this Exhibit A is attached or in the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

Sponsors, through Country Style Cooking Restaurant Chain Holding Limited (the “Parent”), intend to acquire (the “Acquisition”) Country Style Cooking Restaurant Chain Co. Ltd. (the “Target”) through a wholly-owned subsidiary of Parent, Country Style Cooking Restaurant Chain Merger Company Limited (“Merger Sub”), from the equity holders of Target (collectively, the “Sellers”). Parent intends to consummate the Acquisition pursuant to the Agreement and Plan of Merger, dated on the date hereof (together with all exhibits, schedules and other disclosure letters thereto, collectively, as amended, the “Acquisition Agreement”) among Parent, Merger Sub and the Target pursuant to which Merger Sub will merge with and into the Target, with the Target being the surviving entity, and the Sellers will receive cash in exchange for all of the issued and outstanding equity interests held thereby in the Target (other than any equity interests held by the Sponsors, entities controlled by the Sponsors, the Rollover Shareholders identified in the Rollover Agreement dated on or about the date hereof, and any other permitted holders to be mutually agreed by the Sponsors and the Commitment Party prior to giving effect to the Acquisition (collectively, “Equity Permitted Holders”), which equity interests shall be rolled over by entities controlled by the Sponsors and such other Equity Permitted Holders in connection with the Acquisition) (collectively, the “Acquisition Consideration”).

In connection with the foregoing, it is intended that:

a)	The Borrower (as defined in Exhibit B hereto) will obtain up to $50 million under a senior secured term loan facility (the “Term Facility”) described in Exhibit B hereto; and

d)	The proceeds of the Term Facility will be applied solely (i) to pay the Acquisition Consideration and (ii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”) (the amounts set forth in clauses (i) through (ii) above, collectively, the “Acquisition Funds”).

The transactions described above (including the payment of Transaction Costs) are collectively referred to herein as the “Transactions”.

Exhibit A - 1

EXHIBIT B

Project Charm
Up to $50 Million Senior Secured Term Loan Facility
Summary of Principal Terms and Conditions

Borrower:	Initially, Country Style Cooking Restaurant Chain Merger Company Limited, a Cayman Islands exempted company (“Merger Sub”) and, after the Acquisition, the Target (collectively, the “Borrower”).

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Initial Lender and Collateral Agents:	CMB NY will act as off-shore collateral agent and CMB CQ will act as the sole on-shore collateral agent (together with CMB NY, each a “Collateral Agent” and collectively the “Collateral Agents” or the “Agents”) for CMB NY as initial lender (together with its permitted successors and assigns under the Term Facility, collectively, the “Initial Lender”), and will perform the duties customarily associated with such roles.

Term Facility:	A senior secured term loan facility in an aggregate principal amount of up to $50 million (the “Term Facility”). The loans under the Term Facility are referred to as the “Term Loans”.

Purpose:	The proceeds of borrowings under the Term Facility will be used by the Borrower on the Closing Date solely to pay the Acquisition Funds (including, at the Borrower’s election, to fund any fee required in the Fee Letter).

Availability:	The Term Facility shall be borrowed in a single drawing on the Closing Date. Upon the satisfaction of the conditions set forth in the “Conditions to the Borrowing” section of this term sheet and Exhibit C to the Commitment Letter, the Initial Lender shall fund the Term Facility within three business days after receipt of the Borrowing Notice (as defined below). Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

Interest Rates and Fees:	As set forth on Annex I hereto and the Fee Letter, respectively, including, without limitation, a Facility Fee (as defined in the Fee Letter).

Default Rate:	With respect to overdue principal, at LIBOR plus 2.65% per annum plus 2.00% per annum, and with respect to any other overdue amount (including overdue interest and the Facility Fee), at the base rate (to be defined) plus 2.00% per annum, which, in each case, shall be payable on demand.

Final Maturity and Amortization:	The Term Facility will mature on the date that is one (1) year after the Closing Date and its then outstanding aggregate principal amount will be payable on the maturity date.

Guarantees:	All the obligations of the Borrower under the Term Facility to the Initial Lender and any other lender party to the Term Facility from time to time (collectively, the “Lenders”) and the Agents (the “Borrower Obligations”) shall, without any limitation, be unconditionally and irrevocably guaranteed on a senior basis by Regal Fair Holdings Limited (“Regal Fair”) and Parent (collectively with Regal Fair, the “Guarantors”).

Exhibit B - 1

Security:

The Borrower Obligations and all the obligations of the Guarantors under the guarantees (collectively, the “Secured Obligations”) will be secured by a first priority pledge, charge or mortgage (i) by the Onshore Cash Pledgors (as defined below) of the Cash Pledge Accounts (and the deposits in such accounts) described below, which shall become effective on the Closing Date, (ii) to the extent permitted by applicable law, by the direct parent(s) of the Onshore Cash Pledgors of 100% of the equity interests in Country Style Cooking (Chongqing) Investment Co., Ltd. and each other Onshore Cash Pledgor, which shall be executed and delivered on the Closing Date and become effective within five business days following the Closing Date (or such longer period as reasonably agreed to by the Initial Lender), (iii) by Regal Fair of all the shares held by it in Parent, which shall become effective immediately prior to closing, (iv) by Parent of 100% of the equity interests in the Borrower (i.e. in Merger Sub before the Acquisition and in the Target after the Acquisition), which shall become effective immediately prior to closing in the case of the pledge of Merger Sub, and on the Closing Date in the case of the pledge of Target, and (v) by Target of 100% of the equity interests in Country Style Cooking International Restaurant Chain Group Ltd. (Hong Kong), which shall become effective on the Closing Date; in favor of CMB CQ in the case of clauses (i) and (ii), and in favor of CMB NY in the case of clauses (iii) through (v), in each case as the applicable Collateral Agent for the benefit of the Lenders and the Agents (the items described in clauses (i) through (v) above, collectively, the “Collateral”). It is understood and agreed that the perfection of the security interest in the Collateral is subject to the Limited Conditionality Provisions.

“Security Grantors” is defined collectively as the security grantors referred to in clauses (i) through (v) above.

Notwithstanding anything to the contrary, the Collateral shall exclude margin stock.

Cash Pledge Accounts:	The Borrower shall cause Country Style Cooking (Chongqing) Investment Co., Ltd., and 重庆兴红得聪餐饮管理有限公, 重庆禹崔食品有限公司有限公司and 重庆朗霸厨具有限公司 (collectively, the “Onshore Cash Pledgors”) to establish and maintain one or more segregated bank accounts with the CMB CQ (the “Cash Pledge Accounts”) and shall ensure that prior to the funding of the Term Facility, an aggregate amount in RMB (which shall consist of at least 50% in cash and up to 50% in investment products approved by CMB NY and CMB CQ in their sole discretion) that is equal to no less than 120% of the RMB equivalent (based on the exchange rate quoted by the Initial Lender) of the sum (the “Cash Pledge Amount”) of (x) the USD amount of the entire principal amount of the Term Loan to be borrowed on the Closing Date and (y) the first installment of the interest thereon and the Facility Fee is on deposit in the Cash Pledge Accounts and be subject to the control of CMB CQ, and that effective on the Closing Date, CMB CQ as the on-shore collateral agent shall have been granted, in form and substance reasonably satisfactory to CMB CQ, a valid security interest in such accounts and the funds or other assets on deposit.

Exhibit B - 2

FX Risk Buffer and Margin Call	5% Margin Call: if RMB/USD exchange rate adversely moves from the Closing Date and the Term Loan to Cash Pledge Amount (in RMB) ratio increases to 95%, the Borrower is required to deposit an amount in either USD or RMB to the Cash Pledge Accounts within three business days of demand from CMB NY, such that the Term Loan to Cash Pledge Amount (in RMB) ratio is no more than 83%. If such ratio is not reduced to no more than 83% within three business days of demand, CMB CQ or an affiliate thereof shall have the right to enter into RMB/USD forward contracts with a term no shorter than the remaining tenor of the Term Facility, and for an amount that is at least equal to the amounts due under the Term Facility on the Maturity Date, and the Borrower agrees to reimburse CMB CQ or any affiliate thereof for the costs and expenses relating to such forward contracts.

“Cash Pledge Requirements” is defined collectively as the requirements imposed on the Borrower and the Onshore Cash Pledgors under the sections entitled “Cash Pledge Accounts” and “FX Risk Buffer and Margin Call” of this Exhibit B.

Mandatory Prepayments:	Mandatory prepayments of borrowings under the Term Facility shall be limited to: (a) 100% of the net cash proceeds received after the Closing Date from the sale or other disposition of all or any part of the assets of Parent or any of its subsidiaries in excess of a threshold to be mutually agreed, subject to customary exceptions, thresholds and reinvestment provisions to be agreed in the Term Facility Documentation, (b) 100% of the net proceeds received by Parent or any of its subsidiaries from the issuance of debt or disqualified preferred stock after the Closing Date, other than permitted debt under the Term Facility Documentation, and (c) 100% of all net cash casualty and condemnation proceeds received by Parent or any of its subsidiaries after the Closing Date in excess of a threshold to be mutually agreed upon, subject to customary exceptions and reinvestment provisions to be agreed in the Term Facility Documentation.

Mandatory prepayments shall be applied, without premium or penalty, subject to reimbursement of the Lenders’ break-funding costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Prepayments from the profits to be distributed and asset sale or other disposition proceeds will be limited under the Term Facility Documentation to the extent such prepayments would result in material adverse tax consequences or would be prohibited or restricted by applicable law, rule or regulation.

Voluntary Prepayments:	Voluntary prepayments of borrowings under the Term Facility will be permitted, subject to reimbursement of the Lenders’ break-funding costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period, without premium or penalty; provided that (i) the Borrower shall give the Initial Lender written notice no less than thirty (30) days prior to the requested prepayment date and (ii) the amount of each voluntary prepayment must be no less than $3 million and in integral multiples of $1 million.

All voluntary prepayments of the Term Facility will be applied as directed by the Borrower (and absent such direction, in direct order of maturity).

Exhibit B - 3

Conditions to the Borrowing:	The availability of the borrowing and other extensions of credit under the Term Facility on the Closing Date will be subject solely to (a) delivery of a customary borrowing notice (the “Borrowing Notice”), (b) the accuracy of the Specified Representations and the Specified Acquisition Agreement Representations, in each case in all material respects (subject to the Limited Conditionality Provisions); provided that any representations and warranties qualified by materiality shall be accurate in all respects, and (c) the conditions set forth in Exhibit C to the Commitment Letter.

Term Facility Documentation:	The definitive financing documentation for the Term Facility will consist of a credit agreement, guarantees, applicable collateral agreements and the necessary ancillary documents (collectively, the “Term Facility Documentation”) which shall be initially drafted by counsel for the Initial Lender and shall contain the terms set forth in this Exhibit B and, to the extent any other terms are not expressly set forth in this Exhibit B, will (i) be negotiated promptly in good faith and (ii) contain only those conditions, representations, events of default and covenants set forth in this Exhibit B and such other terms as the Borrower and the Initial Lender shall reasonably agree; it being understood and agreed that the Term Facility Documentation shall be based on and substantially consistent with transaction documents for a comparable financing of a going private transaction involving a company publicly listed in the U.S., subject to such changes and adjustments as shall be reasonably necessary and mutually agreed to by the Borrower and the Initial Lender, giving due regard to the operational and strategic requirements of Parent and its subsidiaries in light of their consolidated capital structure, size, industry and practices and proposed business plan (after giving effect to the Transactions) (the principles described above, the “Documentation Principles”).

Representations and Warranties:	Limited to the following (in each case, to be applicable to Parent, the Borrower, and its subsidiaries, and the other Guarantors and Security Grantors, and subject to customary exceptions, thresholds and qualifications consistent with the Documentation Principles): organizational status and good standing; power and authority, due authorization, qualification, execution, delivery and enforceability of Term Facility Documentation; with respect to the execution, delivery and performance of the Term Facility Documentation, no violation of, or conflict with, material law, organizational documents or material agreements; compliance with material law (including environmental laws); litigation; use of proceeds and compliance with margin regulations; material governmental and third party approvals with respect to the execution, delivery and performance of the Term Facility; inapplicability of Investment Company Act; solvency of Parent and its subsidiaries on a consolidated basis; accurate and complete disclosure; accuracy of historical financial statements (including pro forma financial statements based on historical balance sheets); since the Closing Date, no Material Adverse Effect (as defined below); taxes; insurance; pension plans; PATRIOT Act; OFAC; FCPA; anti-money laundering laws; subsidiaries; intellectual property; status of Term Facility as “senior debt”; ownership of properties; and creation, perfection and priority of liens.

Exhibit B - 4

“Material Adverse Effect” shall mean any event, circumstance or condition that has had or could reasonably be expected to have a material and adverse effect on (a) the business or financial condition of Parent and its subsidiaries, taken as a whole, (b) the ability of the Borrower and the Guarantors, taken as a whole, to perform its payment obligations under the Term Facility Documentation or (c) the rights and remedies of the Agents and the Lenders under the Term Facility Documentation.

Affirmative Covenants:	Limited to the following (in each case, to be applicable to Parent, the Borrower and its subsidiaries, the other Guarantors and Security Grantors, and subject to customary exceptions, thresholds and qualifications consistent with the Documentation Principles): delivery of annual audited consolidated and semi-annual unaudited financial statements of Parent and its subsidiaries within 120 days of the end of the fiscal year ending after the Closing Date and 60 days of the end of the first fiscal half of any fiscal year ending after the Closing Date, and, in connection with the above-mentioned annual financial statements, an annual audit opinion from nationally recognized auditors that is not subject to any qualification as to “going concern” or scope of the audit (other than any exception or explanatory paragraph, but not a qualification, that is expressly solely with respect to, or expressly resulting solely from, (i) an upcoming maturity date under the Term Facility occurring within one year from the time such opinion is delivered or (ii) any potential, but not actual, inability to satisfy a financial maintenance covenant on a future date or in a future period), or similar explanatory paragraphs, officers’ compliance certificates and other information reasonably requested by the Initial Lender; notices of defaults, material litigation; inspections by the Initial Lender (subject to frequency (so long as there is no ongoing event of default) and cost reimbursement limitations); maintenance of property (subject to casualty, condemnation and normal wear and tear); maintenance of existence and corporate franchises, rights and privileges; maintenance of books and records; payment of taxes and similar claims; compliance with laws and regulations (including environmental, pension plans; Patriot Act, OFAC, FCPA and anti-money laundering laws); use of proceeds; and further assurances on collateral matters; and the Cash Pledge Requirements.

Negative Covenants:	Limited to the following (in each case, to be applicable to Parent, the Borrower and its subsidiaries, the other Guarantors and Security Grantors, and subject to customary exceptions, thresholds and qualifications consistent with the Documentation Principles):

Exhibit B - 5

a) limitations on the incurrence of indebtedness (which shall permit, among other things, (i) the indebtedness under the Term Facility and any permitted refinancings thereof, (ii) non-speculative hedging arrangements, (iii) any indebtedness of the Target and its subsidiaries incurred prior to the Closing Date which remains outstanding and is permitted to remain outstanding with the consent of the Initial Lender and any permitted refinancings thereof, (iv) purchase money indebtedness and capital leases in an amount to be agreed, (v) indebtedness of an acquired company or secured by acquired assets, to the extent such indebtedness is assumed or remains outstanding in connection with the related acquisition; provided that (A) such indebtedness was not incurred in contemplation of such acquisition, (B) such indebtedness shall not exceed $5 million and (C) such acquisition is a permitted investment or acquisition (“Acquired Indebtedness”), (vi) refinancings of permitted indebtedness (“Refinancing Indebtedness”), subject to customary limitations on the amount, tenor and weighted average life of such Refinancing Indebtedness, (vii) a general debt basket in an amount of $5 million which may be secured to the extent permitted by exceptions to the lien covenant, and (viii) other customary exceptions, including certain intra-group indebtedness); provided that the aggregate amount of all outstanding indebtedness of the Parent and its subsidiaries shall not exceed $60 million at any time;

b) limitations on liens (which shall prohibit any pledge of the Cash Pledge Accounts and other Collateral to any party other than the Lenders but shall permit, among other things, (i) liens securing the obligations arising under the Term Facility and permitted refinancing thereof, (ii) any liens (other than liens on the Collateral) of the Target and its subsidiaries incurred prior to the Closing Date which remain outstanding and are permitted to remain outstanding with the consent of the Initial Lender, (iii) liens on equipment or fixed assets that are subject to permitted purchase money indebtedness or capital leases in each case permitted to be incurred pursuant to clause (a)(iv) above, (iv) liens (other than liens on the Collateral) securing Acquired Indebtedness; provided that such liens were not created in contemplation of the applicable acquisition, (v) liens (other than liens on the Collateral) securing Refinancing Indebtedness, to the extent the indebtedness being refinanced was secured, (vi) a general lien (other than liens on the Collateral) basket in an amount of $5 million, and (vii) other customary exceptions);

c) limitations on fundamental changes (including, without limitation, the reduction of registered and issued capital of the Borrower, and the restructuring of Parent and the subsidiaries, subject to exceptions for post-merger restructuring plans to be agreed between the Borrower and the Initial Lender);

d) limitations on asset sales (including sales of subsidiaries), sale and lease back transactions and other asset disposals (to be defined in the Term Facility Documentation), with carve outs to include asset sales the proceeds of which are applied to prepay the Term Loans;

Exhibit B - 6

e) limitations on investments and acquisitions, provided that (i) the Borrower may make investments and acquisitions with funds received from its investors (and in compliance with the other covenants or provisions of the Term Facility) and (ii) the Borrower may make any acquisition the aggregate cost of which does not exceed $20 million ;

f) limitations on dividends or distributions on, or redemptions of, equity interests (which shall permit, among other things, (i) subject to no continuing event of default, customary payments or distributions to pay the tax liabilities and overhead expenses of any direct or indirect parent, to the extent such payments cover taxes that are attributable to the activities of the Borrower or its subsidiaries or such parent’s ownership of the Borrower or its subsidiaries and are net of any payments already made by the Borrower and its subsidiaries, (ii) payment of legal, accounting and other ordinary course corporate overhead or other operational expenses of any such parent not to exceed an amount to be agreed in any fiscal year and for the payment of franchise or similar taxes, and (iii) dividends on the Borrower’s shareholdings in its subsidiaries); provided that the Borrower and Parent shall not make any distributions or pay any dividends other than for the purpose of repayment of the debt under the Term Facility.

g) limitations on prepayments or redemptions of any subordinated indebtedness for borrowed money or any indebtedness for borrowed money secured on a junior basis to the Term Facility;

h) limitations on negative pledge clauses;

i) limitations on burdensome agreements;

j) limitations on amendments of material agreements;

k) limitations on transactions with affiliates;

l) limitations on changes in lines of business; and

m) limitations on changes of fiscal year.

Events of Default:	Limited to the following (to be applicable to Parent, the Borrower and its subsidiaries, the other Guarantors and Security Grantors): nonpayment of principal when due; nonpayment of interest or other amounts after a customary five business day grace period; violation of covenants (subject, in the case of affirmative covenants (other than the Cash Pledge Requirements, use of proceeds, notices of default and maintenance of existence), to a thirty day grace period); incorrectness of representations and warranties in any material respect (subject to a thirty day grace period in the case of misrepresentations that are capable of being cured); cross default and cross acceleration to indebtedness of an amount in excess of an amount to be agreed; bankruptcy or other similar events of the Guarantors, the Borrower or any of the material subsidiaries of Parent or the Security Grantors (with a 60 day grace period for involuntary events); monetary judgments of an amount in excess of an amount to be agreed; actual or asserted (in writing) invalidity of material guarantees or security interest in Collateral; Change of Control (as defined below).

Exhibit B - 7

Change of Control	“Change of Control” shall be deemed to have occurred if (a) Ms. Hong Li and Mr. Xingqiang Zhang (together, the “Sponsors” or the “Permitted Holders”) shall fail to own, directly or indirectly, beneficially and of record, shares representing at least 50.1% of the aggregate ordinary voting power represented by the issued and outstanding equity interests of Parent, or (b) Parent shall cease to directly own, beneficially and of record, 100% of the issued and outstanding equity interests of the Borrower.

Voting:	Amendments and waivers of the Term Facility Documentation will require the approval of Lenders holding at least 50% of the aggregate amount of the loans and commitments under the Term Facility (the “Required Lenders”), except that (i) the consent of each Lender directly and adversely affected thereby shall be required with respect to: (A) increases in the commitment of such Lender (it being understood that a waiver of any default, event of default or mandatory prepayment shall not constitute an extension or increase of any commitment), (B) reductions or forgiveness of principal, and (C) extensions of scheduled amortization payments or final maturity (it being understood that a waiver of any mandatory prepayment shall not constitute an extension of any maturity date) or the date for the payment of interest, premiums or fees, (ii) the consent of 100% of the Lenders will be required with respect to (A) modifications to any of the voting percentages and (B) releases of all or substantially all of the value of the guarantees or releases of all or substantially all of the Collateral and (iii) customary protections for the Agents will be provided.

The Term Facility Documentation shall contain customary provisions for replacing Lenders claiming increased costs, tax gross ups and similar required indemnity payments and replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as Lenders holding more than 50% of the aggregate amount of the Term Loans shall have consented thereto.

Cost and Yield Protection:	The Term Facility Documentation will include customary tax gross-up, cost and yield protection provisions.

Assignments and Participations:	The Lenders will not be permitted to assign loans under the Term Facility without the consent of the Borrower (any such consent shall not be unreasonably withheld or delayed and shall be deemed to be given after 15 business days’ notice if the Borrower fails to respond); provided that (A) no consent of the Borrower shall be required after the occurrence and during the continuance of a payment, bankruptcy or non-compliance with the Cash Pledge Requirements Event of Default and (B) no consent of the Borrower shall be required if such assignment is an assignment to another Lender, an affiliate thereof or an approved fund. Each assignment (other than to another applicable Lender, an affiliate thereof or an approved fund) will be in an amount of $5,000,000 (or an integral multiple of $1,000,000 in excess thereof) (or lesser amounts, if agreed between the Borrower and the assigning Lender) or, if less, all of such Lender’s remaining loans. To the extent there are multiple Lenders under the Term Facility following such assignments, the Lenders may appoint an administrative agent, and the Term Facility Documentation may contain customary provisions relating to administrative agent.

The Lenders will not be permitted to sell participations in loans.

Exhibit B - 8

Expenses and Indemnification:	The Guarantors and the Borrower shall pay all reasonable and documented or invoiced out-of-pocket costs and expenses of the Agents and the Commitment Party (without duplication) associated with their due diligence investigation, the preparation, execution and delivery, administration, amendment, modification, waiver and/or enforcement of the Term Facility Documentation (including the reasonable fees, disbursements and other charges of a single New York law firm identified herein, a single local counsel in each relevant jurisdiction or otherwise retained with the Borrower’s consent (such consent not to be unreasonably withheld, conditioned or delayed) and consultants (to the extent retained with Borrower’s consent (such consent not to be unreasonably withheld, conditioned or delayed)).

The Borrower will indemnify the Agents, the Commitment Party and the Lenders (without duplication) and their affiliates, and the officers, directors, employees, advisors, agents, controlling persons and other representatives of the foregoing and their successors and permitted assigns (each, an “Indemnified Party”), and hold them harmless from and against any and all losses, claims, damages and liabilities of any kind or nature and the reasonable and documented or invoiced out-of-pocket fees and expenses incurred in connection with investigating or defending any of the foregoing (including the reasonable fees, disbursements and other charges of a single firm of counsel for all Indemnified Parties, taken as a whole, and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all Indemnified Parties taken as a whole (and, in the case of an actual or perceived conflict of interest, where the Indemnified Party(s) affected by such conflict notifies the Borrower of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for such affected indemnified person)) of any such Indemnified Party arising out of or in connection with, any claim, litigation, investigation or other proceeding (including any inquiry or investigation of the foregoing) (regardless of whether such Indemnified Party is a party thereto or whether or not such action, claim, litigation or proceeding was brought by the Borrower, its equity holders, affiliates or creditors or any other third person) relating to the Transactions, including the financing contemplated hereby; provided that no Indemnified Party will be indemnified for any loss, claim, damage, liability, cost or expense to the extent it has resulted from (i) the gross negligence, bad faith or willful misconduct of such Indemnified Party or any Related Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach by such Indemnified Party or any Related Indemnified Person of its obligations under the Term Facility (as determined by a court of competent jurisdiction in a final and non-appealable decision), or (iii) any proceeding between and among Indemnified Parties that does not involve an act or omission by Parent, the Borrower or any of their subsidiaries; provided that the Agents and any other agents, to the extent acting in their capacity as such, shall remain indemnified in respect of such proceeding, to the extent that none of the exceptions set forth in any of clauses (i) or (ii) of the immediately preceding proviso applies to such person at such time.

Exhibit B - 9

Governing Law and Forum:	The Term Facility Documentation (other than local law governed security documents) will be governed by New York law and will provide for the parties thereto to submit to the non-exclusive jurisdiction and venue of the Federal and state courts of the State of New York sitting in the Borough of Manhattan in New York City.

Counsel to the Initial Lender:	Allen & Overy LLP.

Exhibit B - 10

Interest Rates:	LIBOR plus 1.65% per annum.

The Borrower may only elect interest periods of 3 months for LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days.

Interest shall be payable in arrears at the end of each interest period and on the applicable maturity date.

“LIBOR” means the London interbank offered rate for U.S. dollar deposits for a three month interest period appearing on the Reuters Screen LIBOR01 Page or such other screen as may be determined prior to the Closing Date (or otherwise on the Reuters screen).

Exhibit B - 11

EXHIBIT C

Project Charm
Summary of Additional Conditions1

The borrowings under the Term Facility shall be subject to the satisfaction or waiver, in each case, in the Initial Lender’s reasonable determination, of the following conditions:

1.          The Initial Lender shall have received a copy of the fairness opinion provided by Duffs & Phelps; provided that the Initial Lender shall be deemed to have received such opinion to the extent and upon the filing of such opinion with the U.S. Securities and Exchange Commission by the Target.

2.          No Material Adverse Effect (as defined in the Acquisition Agreement) shall have occurred since the date of the Acquisition Agreement.

3.          The Acquisition shall have been consummated, or substantially simultaneously with the borrowing under the Term Facility, shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, after giving effect to any modifications, amendments, consents or waivers by you thereto, other than those modifications, amendments, consents or waivers that are materially adverse to the interests of the Lenders or the Commitment Party in their capacities as such, unless consented to in writing by the Initial Lender (such consent not to be unreasonably withheld or delayed; provided that (x) any amendment, waiver or consent which result in a reduction in the purchase price for the Acquisition shall not be deemed to be materially adverse to the Lenders or the Commitment Party, if it is accompanied by a permanent and automatic reduction of the Commitments under the Term Facility in an equivalent amount, and (y) any increase in purchase price for the Acquisition equal to or less than 10% shall not be deemed to be materially adverse to the Lenders or the Commitment Party, if the Borrower can provide evidence satisfactory to the Lenders and the Commitment Party that it has sufficient funds (in addition to the Commitment hereunder) to pay the adjusted purchase price in full). The Initial Lender shall have received evidence of (i) the staff of the U.S. Securities and Exchange Commission (“SEC”) have indicated to the Target’s counsel that they are not reviewing or, in connection with their review, have no further comments with respect to the Proxy Statement or the Schedule 13E-3 filed with the SEC in connection with the Acquisition and (ii) the public announcement of execution and delivery of the Acquisition Agreement by the Target.

4.          The Initial Lender shall have received evidence substantially simultaneously with the borrowing under the Term Facility that the Permitted Holders own directly or indirectly not less than 50.1% of the ownership interest in Parent.

5.          The Initial Lender shall have received (a) audited consolidated balance sheets of the Target and its consolidated subsidiaries as at the end of, and related statements of income, stockholders’ equity and cash flows of the Target and its consolidated subsidiaries for, the three most recently completed fiscal years ended not less than 180 days prior to the Closing Date, and (b) unaudited consolidated balance sheets of the Target and its consolidated subsidiaries as at the end of, and related statements of income, stockholders’ equity and cash flows of the Target and its consolidated subsidiaries for each subsequent fiscal quarter occurring after the last fiscal year of Target and ended not less than 90 days before the Closing Date, in each case, prepared in accordance with the generally applicable accounting principles in the United States; provided that, for each of clause (a) and (b) above, the Initial Lender shall be deemed to have received such financial statements to the extent and upon the filing of such financial statements with the U.S. Securities and Exchange Commission by the Target.

1 All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Exhibit C is attached, including Exhibits A and B. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit E shall be determined by reference to the context in which it is used.

Exhibit C - 1

6.          Subject in all respects to the Limited Conditionality Provisions, all documents and instruments (including without limitation stock certificates and related stock transfer powers) required to create and perfect the Agents’ security interest in the Collateral in respect of the Term Facility shall have been executed and delivered and, if applicable, be in proper form for filing.

7.          The Initial Lender shall have received evidence of the deposit of the Cash Pledge Amount and maintenance of such Cash Pledge Amount in the Cash Pledge Accounts.

8.          At least two business days prior to the Closing Date, the Initial Lender shall have received all documentation and other information about the Borrower and the Guarantors, in each case that shall have been reasonably requested by the Initial Lender in writing at least 10 business days prior to the Closing Date and that the Initial Lender reasonably determines is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

9.          The closing of the Term Facility shall have occurred on or before the Expiration Date.

10.         (i) The execution and delivery by the Borrower and the Guarantors of the Term Facility Documentation (including guarantees by the applicable Guarantors and the cash pledge agreement) which shall, in each case, be in accordance with the terms of the Commitment Letter and the Term Sheets and (ii) delivery to the Initial Lender of customary legal opinions (including without limitation US legal opinions from counsel to the Borrower and the Guarantors), customary officer’s closing certificates, organizational documents, customary evidence of authorization and good standing certificates in jurisdictions where applicable, in each case with respect to the Borrower, the Guarantors and the Security Grantors (to the extent applicable).

11.         No bankruptcy Event of Default in relation to Parent, the Borrower, any Permitted Holder or any Onshore Cash Pledgor shall have occurred and be continuing on such date (immediately prior to giving effect to the extensions of credit requested to be made) or would result after giving effect to the extensions of credit requested to be made on the Closing Date.

12.         All fees required to be paid on or prior to the Closing Date pursuant to the Fee Letter and reasonable out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three business days prior to the Closing Date (except as otherwise reasonably agreed by the Borrower), shall, upon the borrowings under the Term Facility, have been, or will be substantially simultaneously, paid (which amounts may be offset against the proceeds of the Term Facility).

Exhibit C - 2